

February 18, 2010

<u>Via Mail and Facsimile (8610 62099557)</u>

Li Huaiqi
Secretary to the Board of Directors
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

     Re: **PetroChina Company Limited**
            Form 20-F for the Fiscal Year Ended December 31, 2008
            Filed May 26, 2009
            File No. 1-15006

Dear Mr. Huaiqi:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note information indicating that CNPC has entered into several new transactions in Iran and Syria, including a 2008 agreement to build a refinery in Syria, and development of Syria's North Azadegan oilfield, since your letters to the staff dated June 29 and July 31, 2006, and February 15, June 19 and September 27, 2007. We also note November 2005 and March 2007 news articles

discussing CNPC's provision of drilling services and operating rigs in Cuba. In addition, we note July 2009 and January 2010 news articles discussing that the New York City Pension Funds and U.S. pension fund TIAA-CREF divested your stock because of apparent CNPC activities in Sudan.

Discuss, with a view toward disclosure, the materiality to you of CNPC activity in Cuba, Iran, Syria and Sudan, countries identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions. Discuss whether such activity constitutes a material investment risk for your security holders. Address materiality in terms of any applicable quantitative factors, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of CNPC activities upon your reputation and share value. In this regard, we note that in 2007 you appointed Li Hualin, a vice chairman and general manager of China Petroleum Hong Kong, as a Vice President, and that you disclose in your 20-F that Mr. Hualin continues in that position. We also note that the members of your Supervisory Board are officers of CNPC.

2. We note information regarding your direct contacts with Iran and Sudan, including 1) a November 2006 news article stating that you signed a memorandum of understanding with Pars LNG (a consortium led by the National Iranian Oil Co.) to buy liquefied natural gas from Pars LNG; 2) an April 2009 article discussing that your Dalian Petrochemical unit processed crude oil imported from Sudan and that you are building a refinery in China to process high-acid crude oil from Sudan; 3) a January 2010 article discussing that Singapore Petroleum Company, which you recently acquired, is expected to purchase Iranian fuel oil; and 4) an August 2007 article discussing that a product of your Lube Oil Company unit, Kunlun lube oil, oils machinery to be exported to Iran. We note that your 20-F does not describe these activities. Please describe to us, with a view toward disclosure, the nature and extent of your past, current, and anticipated contacts with Iran and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products you have provided into Iran or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government, including the National Iranian Oil Company.

3. Please discuss the materiality of your contacts with Iran and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's

reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Sudan.

4. Please also discuss the materiality to you, in the aggregate, of the contacts with Cuba, Iran, Syria and Sudan discussed in your responses to comments 1 and 2 above.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Li Huaiqi
PetroChina Company Limited
February 18, 2010
Page 4

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance